IVY FUNDS

6300 LAMAR AVENUE

P.O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

September 30, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ivy Funds (Registrant)

File Nos. 811-06569 and 033-45961/CIK #0000883622

On behalf of the Registrant, I am responding to the comments that you gave to me via telephone on September 3, 2014, as I understand them, regarding Post-Effective Amendment No. 97, as filed on July 18, 2014 (the “Amendment”) with respect to the Ivy Mid Cap Income Opportunities Fund (the “Fund”), a series of the Registrant. Each of your comments is repeated below, with our response immediately following.

1.	Comment:	In your response letter, please confirm for the SEC that there is no need for an Acquired Fund Fees and Expenses line in the Fees and Expenses Table.

	Response:	The Registrant confirms that there is no need for an Acquired Fund Fees and Expenses line in the Fees and Expenses Table at this time.

2.	Comment:	In your response letter, please confirm for the SEC that there are no exclusions to the Fee Waiver and / or Expense Reimbursement that is included in the Fees and Expenses – Annual Fund Operating Expenses Table. If recoupment is possible, please disclose this.

	Response:	As noted in footnote 4 to the Fees and Expenses – Annual Fund Operating Expenses Table, the cap on expenses relates to ordinary fund operating expenses, and therefore would exclude extraordinary operating expenses.

The Registrant confirms that there is no party that will be entitled to any recoupment of fees that have been waived by the Adviser or an affiliate.

3.	Comment:	In your response letter, please confirm for the SEC that the 1 Year and 3 Years numbers contained in the Example portion of the Fees and Expenses section are correct and include the effect of the Fund’s fee waivers.

	Response:	The Registrant confirms that the 1 Year and 3 Years numbers contained in the Example portion of the Fees and Expenses section are correct and include the effect of the Fund’s fee waivers.

4.	Comment:	In the Principal Investment Strategies section, please include a discussion regarding the Fund’s strategy to invest in foreign securities or emerging markets if such a strategy is one of the Fund’s principal investment strategies.

	Response:	The Registrant confirms that investing in foreign securities or emerging markets is not a principal investment strategy of the Fund at this time. Pursuant to the section of the statutory prospectus entitled “Additional Information about Principal Investment Strategies, Other Investments and Risks,” the Fund “may invest up to 25% of its total assets in foreign securities.” The Fund considers this a non-principal investment strategy.

5.	Comment:	In the first paragraph of the Principal Investment Strategies section, you state that “the Fund also may invest, to a lesser extent, in companies that pay other types of income to shareholders, including return of capital.” Please disclose in this paragraph that shareholders will be informed when a distribution is considered a return of capital.

	Response:	The reference to “return of capital” in the sentence above is meant to provide an example of the types of companies in which the Fund may invest to a limited extent, and does not directly relate to shareholder distributions. The Registrant believes that the current disclosure contained in the section titled “Your Account – Distributions and Taxes – Taxes,” and in particular, the last paragraph of the “Taxes on distributions” subsection, adequately explains the potential character of Fund distributions and that shareholders will be notified as to the amount of dividends and other distributions the Fund pays. The Registrant believes that this disclosure is appropriately presented in the Fund’s prospectus and therefore respectfully declines to add the proposed additional language to the Principal Investment Strategies section. However, the Registrant confirms to the SEC that the Fund will inform shareholders if a distribution would be considered a return of capital.

6.	Comment:	In the “Defining Risks – Derivatives Risk” definitional section, there is a general discussion regarding swaps. As a reminder, the SEC position is that the Fund requires liquid assets to cover the notional value of total return and credit-default swap instruments.

	Response:	The Fund intends to cover the full notional value of credit default swaps written by the Fund with liquid assets. For total return swaps, the Fund intends to segregate the mark-to-market value of any current liability. Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction is positive, the Fund will receive a payment from the counterparty. Conversely, the Fund would be required to pay the counterparty in the event of negative total returns.

In connection with the above comments and our responses, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 913-236-2227.

Very Truly Yours,

/s/Philip A. Shipp

Philip A. Shipp

Assistant Secretary

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